SEC FILE NUMBER 0-27915

CUSIP NUMBER 37229R06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):    ☐ Form 10-K       ☐ Form 20-F      ☐ Form 11-K     ☒ Form 10-Q
☐ Form N-SAR      ☐ Form N-CSR

For Period Ended:   September 30, 2008

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Genius Products, Inc. (Full Name of Registrant)
N/A (Former Name if Applicable)
3301 Exposition Boulevard, Suite 100 (Address of Principal Executive Office (Street and Number))

Santa Monica, CA 90404 (City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or  before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its quarterly report on Form 10-Q for the period ended September 30, 2008 by the prescribed date without unreasonable effort or expense as we have not completed our evaluation of certain accounting issues associated with recently announced restatements of the Registrant’s financial statements for prior periods and the evaluation of certain indicators present of potential impairments of existing distribution agreements of Genius Products, LLC (the “Distributor”).   The Registrant intends to file the Form 10-Q no later than the fifth calendar day following the prescribed due date, as permitted by Rule 12b-25.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Edward J. Byrnes (Name)	310 (Area Code)	401-2200 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that the results of the Registrant and the Distributor for the period ending September 30, 2008 will significantly change as compared to the results for the period ending September 30, 2007, due in large part to general economic conditions that have had a significant impact on the Distributor’s results of operations, and related potential impairments of existing distribution agreements of the Distributor.  A reasonable estimate of the results for the Registrant and the Distributor cannot be made until we have completed our evaluation of all accounting issues associated with such potential impairments and completed the financial statements of the Registrant and the Distributor for inclusion in the Registrant’s Form 10-Q.

In addition, on October 8, 2008, the Audit Committee of the Board of Directors of the Registrant determined that it was necessary to restate (i) the Registrant’s unaudited consolidated financial statements and other financial information at and for the fiscal quarters ended September 30, 2006, March 31, June 30 and September 30, 2007 and March 31 and June 30, 2008, and (ii) the Registrant’s audited consolidated financial statements and other financial information at and for the fiscal years ended December 31, 2006 and 2007.

The aforementioned restatements relate to an error in the application of generally accepted accounting principles with respect to the recognition in the Registrant’s financial statements of costs paid on its behalf by the Distributor.  The Registrant’s prior accounting methodology with respect to such costs was based on the view that such costs should be recognized in the Registrant’s financial statements to the extent of the Registrant’s economic participation and ownership interest in the Distributor.  In connection with the restatements, the Registrant will recognize all such costs incurred on its behalf by the Distributor in the Registrant’s previously issued financial statements.  A reasonable estimate of the results for the Registrant and the Distributor cannot be made until we have completed the aforementioned restated financial statements.

Genius Products, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   November 10, 2008

By: /s/ Edward J. Byrnes
Edward J. Byrnes, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.